FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 2004

Commission File No.  000-19865




                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F     X         Form 40-F
                           -----------              -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                     No     X
                      -----------            -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

DOCUMENTS INCLUDED AS PART OF THIS REPORT

NO.        DOCUMENT

1. PRESS RELEASE DATED FEBRUARY 9, 2004 CONCERNING CEDARA SOFTWARE CORP.'S ANNOUNCEMENT OF STRONG REVENUE GROWTH AND INCREASED EARNINGS FOR THE SECOND QUARTER.


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

                               [Graphic omitted]


NEWS RELEASE


Attention: Business/Financial Editors:


                           CEDARA SOFTWARE ANNOUNCES


        STRONG REVENUE GROWTH AND INCREASED EARNINGS FOR SECOND QUARTER





February 9, 2004


TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF), a leading independent provider of medical technologies for many of the world's foremost medical device and healthcare information technology companies, today announced financial results for the 2004 fiscal year second quarter ended December 31, 2003.


Cedara's revenues from continuing operations for the quarter were $12.1 million, up 47% from the $8.2 million in the same quarter of the previous year. Net income for the quarter was $3.9 million, compared to a net loss of $3.9 million in the previous year. Diluted earnings per share of $0.14 compared to a diluted loss per share of $0.16 in the previous year.


For the six months ended December 31, 2003, revenues were $22.3 million, up 53% from the $14.6 million in the previous year. Net income for the six months was $5.6 million, compared to a net loss of $8.0 million in the previous year. Diluted earnings per share of $0.20 compared to a diluted loss per share of $0.33 in the previous year.


During the second quarter ended December 31, 2003, Cedara's software license revenues rose to $7.1 million, an increase of $3.7 million over the previous year. This had a positive impact on overall gross margin, which rose to $9.5 million (79% of revenue) from $5.2 million (64% of revenue) the previous year. Gross margin for the six months was 78% of revenue, up from the previous year.


Operating expenses of $5.3 million in the second quarter ended December 31, 2003 declined by $3.5 million, or 40%, from $8.8 million in the previous year. This decline was due primarily to:

      o one-time recoveries of $1.2 million against provisions taken in earlier periods, including a $0.2 million recovery of severance costs and a recovery of $1.0 million against provisions for share purchase loans to the former CEO and other former employees, as previously disclosed by the Company;

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

      o severance costs in the previous year amounting to a charge of $1.5 million which were not repeated in the current period;

      o lower general and administrative expenses, which declined by $0.4 million or 20%.


For the six months ended December 31, 2003 operating expenses were $11.1 million versus $16.0 million in the previous year, a decline of $4.9 million or 31%. Excluding the impact of severance costs, operating expenses declined by $2.7 million or 19%.


"I am extremely pleased to report another quarter of strong revenue growth and profits," said Abe Schwartz, Cedara's President and Chief Executive Officer. "The results achieved this quarter reflect our continued focus on improving the operational performance of the business."


CONFERENCE CALL INFORMATION

The Cedara Software Corp. second quarter fiscal 2004 conference call and web cast to discuss results and corporate strategy is scheduled for 11:00 am EST on Tuesday, February 10, 2004. The conference call can be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm . Participants in the conference call are asked to DIAL 416-695-5806 OR 1-800-273-9672, five to ten minutes prior to the February 10, 2004, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight March 9, 2004. To listen to the replay, please dial 416-695-5800 OR 1-800-408-3053, and enter pass code 1521493.

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.


Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.



Three pages of consolidated financial statements follow:


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
CEDARA SOFTWARE CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                          December 31, 2003     June 30, 2003
-------------------------------------------------------------------------------------------------------------------
                                                                             (Unaudited)
-------------------------------------------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------------------------------------------

Current assets:
     Accounts receivable                                                     $   8,712          $    5,551
     Inventory                                                                     384                 472
     Prepaid expenses and other assets                                           1,236                 876
-------------------------------------------------------------------------------------------------------------------
                                                                                10,332               6,899

Capital assets                                                                   2,349               2,568
Long-term investment                                                               472                 472
Goodwill                                                                         9,053               9,053
Intangible assets                                                                  494                 542
Deferred development costs                                                         111                 335
-------------------------------------------------------------------------------------------------------------------
                                                                             $  22,811          $   19,869
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                                       $   8,944          $    9,493
     Accounts payable and accrued liabilities                                    3,957               6,278
     Deferred revenue                                                              669                 532
     Current liabilities of discontinued operations                              1,716               2,460
-------------------------------------------------------------------------------------------------------------------
                                                                                15,286              18,763

Convertible subordinated debentures                                              1,975               2,851
Non-current portion of provision for loss on sublease                               64                 108

Shareholders' equity (deficiency):
     Capital stock                                                             108,089             106,328
     Warrants                                                                    3,260               3,260
     Deficit                                                                  (105,863)           (111,441)
-------------------------------------------------------------------------------------------------------------------
                                                                                 5,486              (1,853)

-------------------------------------------------------------------------------------------------------------------
                                                                             $  22,811          $   19,869
-------------------------------------------------------------------------------------------------------------------

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
CEDARA SOFTWARE CORP.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars, except per share amounts)

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended        Six Months Ended
                                                                   December 31               December 31
                                                                 2003         2002         2003        2002
-------------------------------------------------------------------------------------------------------------------

Revenue                                                      $  12,148    $   8,249   $   22,251   $  14,582

Direct costs                                                     2,607        3,001        4,971       5,884
-------------------------------------------------------------------------------------------------------------------

Gross margin                                                     9,541        5,248       17,280       8,698

Expenses:
     Research and development                                    2,104        2,187        4,414       4,505
     Sales and marketing                                         1,397        1,343        2,412       2,375
     General and administration                                  1,731        2,151        3,285       4,297
     Severance costs (recovery)                                   (205)       1,485         (184)      2,062
     Other charges (income)                                       (217)         683          218         772
     Amortization of intangible assets                              46          359          102         787
     Depreciation and amortization                                 404          588          853       1,208
-------------------------------------------------------------------------------------------------------------------
                                                                 5,260        8,796       11,100      16,006
-------------------------------------------------------------------------------------------------------------------

Income (loss) before interest expense                            4,281       (3,548)       6,180      (7,308)

Interest expense, net                                              336          380          602         654
-------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                         3,945       (3,928)       5,578      (7,962)

Income (loss) from discontinued operations                         (53)           -            -           -
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $   3,892    $  (3,928)  $    5,578   $  (7,962)
-------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share from continuing operations:
     Basic                                                   $   0.16     $   (0.16)  $     0.23   $   (0.33)
     Diluted                                                 $   0.14     $   (0.16)  $     0.20   $   (0.33)


Earnings (loss) per share:
     Basic                                                   $   0.16     $   (0.16)  $     0.23   $   (0.33)
     Diluted                                                 $   0.14     $   (0.16)  $     0.20   $   (0.33)
-------------------------------------------------------------------------------------------------------------------


Weighted average number of shares outstanding - basic        24,351,597   24,157,621  24,254,609   24,157,621
Weighted average number of shares outstanding - diluted      27,762,206   24,157,621  27,548,191   24,157,621


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

CEDARA SOFTWARE CORP.


UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended         Six Months Ended
                                                                           December 31                December 31
                                                                    2003            2002           2003         2002
-------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
   Net income (loss) from continuing operations               $    3,945        $  (3,928)    $   5,578    $  (7,962)
   Items not involving cash:
        Depreciation and amortization                                450              947           955        1,995
        Accretion of interest on convertible subordinated debentures  18               15            36           31
        Other                                                        318               61           369         (413)
---------------------------------------------------------------------------------------------------------------------
                                                                   4,731           (2,905)        6,938       (6,349)
   Change in non-cash operating working capital:
        Accounts receivable                                       (1,130)             692        (3,900)       1,003
        Inventory                                                     95              271            88            6
        Prepaid expenses and other assets                           (670)             (41)         (360)          65
Accounts payable and accrued liabilities                          (1,214)             751        (2,335)       2,400
        Deferred revenue                                            (643)             (66)          137         (464)
---------------------------------------------------------------------------------------------------------------------
                                                                  (3,562)           1,607        (6,370)       3,010
---------------------------------------------------------------------------------------------------------------------
                                                                   1,169           (1,298)          568       (3,339)
Investing activities:
   Decrease in restricted cash                                         -              163             -          226
   Additions to intangible assets                                    (20)             (24)          (54)         (57)
   Additions to capital assets                                      (201)             (86)         (431)      (1,014)
---------------------------------------------------------------------------------------------------------------------
                                                                    (221)              53          (485)        (845)
Financing Activities:
   Increase (decrease) in bank indebtedness                       (1,778)             569          (549)       3,847
   Issue of shares                                                   849                -           849            -
   Issue of promissory note payable                                    -            1,025             -        1,025
---------------------------------------------------------------------------------------------------------------------
                                                                    (929)           1,594           300        4,872

---------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing operations        19              349           383          688
Change in cash and cash equivalents from discontinued
   operations                                                        (19)            (349)         (383)        (688)
Cash and cash equivalents, beginning of period                         -                -             -            -

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $        -        $       -     $       -    $       -
---------------------------------------------------------------------------------------------------------------------



FOR FURTHER INFORMATION, PLEASE CONTACT:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    February 12, 2004



                                CEDARA SOFTWARE CORP.




                                By:   /s/ Fraser Sinclair
                                      ----------------------------------------
                                Fraser Sinclair
                                Chief Financial Officer and Corporate Secretary





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